Emgold Mining Corporation Suite 1010 789 West Pender Street Vancouver, British Columbia V6H 1H2 Tel: (778) 375-3106 Tel: (778) 375-3109	TSX-V: EMR OTCQB: EGMCF FRA: EMLN

November 4, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, B.C. 20549

Re:      Emgold Mining Corporation

Form 20-F for the Year Ended December 31, 2014

Filed May 6, 2015

File No. 000-51411

Dear Ms. Jenkins,

Thank you for your letter dated October 22, 2015. Please be advised that we have responded to your comments and filed an Amended Form 20-F for the Year Ended December 31, 2014. If any additional changes or clarifications are required, please let us know.

In response to your letter, on a point by point basis, we addressed your comments as follows:

Form 20-F for the Year Ended December 31, 2014

Controls and Procedures, page 73

a) Disclosure controls and procedures, page 73

1.	We included text to reference controls and procedures “as defined by Rule 13a-15(e)” under the Securities Exchange Act of 1934 and included a conclusion that these controls and procedures were not effective as of December 31, 2014.

2.	We have disclosed that management learned in October 2015 that the Company’s annual report on Form 20-F for the year ended December 31, 2014 inadvertently did not include the Company’s audited financial statements and management’s discussion and analysis for the year ended December 31, 2012, did not include the correct officer certifications, and used an incorrect date on the signature page, and that we promptly filed this amendment to provide the correct disclosures. We also disclosed two additional steps that we have added in our internal reporting process to help ensure that such a problem does not occur in the future and to enable us to identify and correct any such problem promptly if it does occur. Management will review each report before it is filed to confirm that all appropriate financial statements and information for all required periods is included with the filing, appropriate officer certifications have been included, and correct dates have been used. We will also review each report after it has been filed and verify that the report as actually filed includes all such information, and if it does not, we will promptly file a corrective amendment.

b) Management’s annual report on internal control over financial reporting, page 73

3.	We have made the corrections needed to clarify that the effectiveness of our internal controls over financial reporting is as of December 31, 2014.
4.	We have amended our disclosure to clearly state management’s conclusion that our internal control over financial reporting as of December 31, 2014 was effective.
5.	We have clearly identified that we used the 2013 COSO Framework for our assessment of our internal controls over financial reporting.

Signatures

6.	We have updated the date on our signature page with the amended filing.

Exhibit F-1: Financial Statements

7.	We have included our audited financial statements (including audit report) and Management Discussion and Analysis for the year ended December 31, 2012 with the amended filing.

Exhibits 12 and 13: Financial Statements

8.	We have filed certifications by the executive officer and chief financial officer on the appropriate forms.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (530) 271-0679 Ext 101 or dwatkinson@emgold.com if you have any further concerns.

Sincerely,

/s/ David Watkinson

David Watkinson

President and CEO